EXHIBIT 99.1

Volvo: Truck Deliveries -- August 2003

GOTEBORG, Sweden, Sept. 22, 2003 (PRIMEZONE) -- Deliveries of trucks from the Volvo Group (Nasdaq:VOLVY) to date this year have declined 6%, compared with the year-earlier period. Mack Trucks was down 26% and Renault Trucks declined by 9%. However, Volvo Trucks posted an increase of 6%.

"In Europe, deliveries during August were somewhat lower compared with last year, while North America was significantly lower. In North America, however, we had a high delivery rate last year to meet customer demand for trucks ahead of the implementation of new emission standards. Based on the market activity we have seen lately, we believe there is an upside to our latest market outlook, in North America as well as Europe," says Volvo's CEO Leif Johansson. On a 12-month rolling basis, total order bookings for the truck brands was down 7% compared with the preceding year, with Europe 13% lower and North America down 8%.

Deliveries by market area:

 Delivered Units                             Year-to-Date        Change
 Volvo Group                                   2003        2002
 Europe                                      56 894      58 933      -3%
     Western Europe                          51 281      53 949      -5%
     Eastern Europe                           5 613       4 984      13%
 North America                               20 823      24 973     -17%
 South America                                3 403       3 438      -1%
 Asia                                         7 773       5 330      46%
 Other markets                                4 735       6 421     -26%
 Total Volvo Group                           93 628      99 095      -6%

Mack Trucks, Inc.

Deliveries from Mack Trucks, Inc. through August fell 26% compared with the corresponding period in 2002, reflecting sluggish US economic conditions through the first half of 2003. During September, production of Mack's vocational trucks was stopped for two weeks to adjust production to demand. However, order bookings for Mack were strong for the month of August, and dealers report increased quoting activity among potential customers.

Deliveries by market area:

 Delivered Units                           Year-to-Date        Change
 Mack Trucks, Inc.                          2003        2002
 Europe                                        1                   n.a.
     Western Europe                            1                   n.a.
     Eastern Europe                                                n.a.
 North America                            10 978      15 227       -28%
 South America                               262         431       -39%
 Asia                                         51          10       410%
 Other markets                               770         636        21%
 Total Mack Trucks, Inc.                  12 062      16 304       -26%

Renault Trucks

Deliveries from Renault Trucks through August fell 9% compared with the year-earlier period. This is attributable primarily to the weak French market, where deliveries are down 16%. There are, however, some markets that have strengthened to date this year, such as Spain (+6%), Germany (+6%) and the UK (+14%).

The Renault Master, Renault Midlum and Renault Magnum ranges are approaching the high sales levels reported last year.

Deliveries by market area:

 Delivered Units                           Year-to-Date        Change
 Renault Trucks                             2003        2002
 Europe                                   33 464      36 622        -9%
     Western Europe                       30 858      34 420       -10%
     Eastern Europe                        2 606       2 202        18%
 North America                               213                    n.a.
 South America                                83                    n.a.
 Asia                                      1 415         197        n.a.
 Other markets                             1 914       3 949        n.a.
 Total Renault Trucks                     37 089      40 768        -9%

Volvo Trucks Volvo Trucks increased its deliveries during the January-August period by 6% compared with a year earlier.

The company has increased deliveries in all markets except North America. This is explained by the exceptionally high deliveries in the US during the corresponding period in 2002. At that time, many customers chose to make purchases earlier prior to the more stringent emissions standards that became effective on October 1, 2002. The new Volvo VN range has been very well received on the market.

Demand in certain markets in Europe remains high and deliveries in Spain (+29%) and in Sweden (+26%) are rising sharply.

Deliveries by market area:

 Delivered Units                           Year-to-Date        Change
 Volvo Trucks                               2003        2002
 Europe                                   23 429      22 311         5%
     Western Europe                       20 422      19 529         5%
     Eastern Europe                        3 007       2 782         8%
 North America                             9 632       9 746        -1%
 South America                             3 058       3 007         2%
 Asia                                      6 307       5 123        23%
 Other markets                             2 051       1 836        12%
 Total Volvo Trucks                       44 477      42 023         6%

September 19, 2003

For further information, please contact:

Media Relations:

 Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59
 Bob Martin, Mack Trucks, Inc. +1 (610) 709-2670
 Claes Claeson, Volvo Truck Corporation, +46 31 66 39 08, +46 708-36 39 08

Investor Relations:

Fredrik Brunell, AB Volvo, +46 31 66 11 91

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2003/09/19/20030919BIT00300/wkr0001.doc

http://www.waymaker.net/bitonline/2003/09/19/20030919BIT00300/wkr0002.pdf